News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 17, 2019

Seabridge Gold Identifies Four New Porphyry Targets at KSM

New geophysical tools find 'blind' prospects with signatures similar to KSM's known deposits

Drilling at Sulphurets intersects additional high grade gold mineralization

Toronto, Canada… Seabridge Gold announced today that its search for large new porphyry targets within the KSM Mining District has identified four prospects with signatures matching the established deposits where reserves and resources have been delineated.  These new targets (see map 1) are under the Sulphurets Thrust Fault (STF) and are therefore 'blind', unlike the known deposits which were exposed at surface by erosion.

Ongoing exploration at KSM since 2005 has recognized the potential for undiscovered porphyry deposits west of the exposed deposits and below the STF system. Criteria were selected to limit the search to the most prospective and realistic targets based on our extensive knowledge of the known deposits: (1) Strong magnetic susceptibilities associated with potassic alteration at depth and low susceptibilities for shallow phyllic altered shells: (2) Proximity to deep east-west trending, steeply-dipping structures reflected in magnetics: (3) Distinct high resistivity features coincident with deep, sodic-calcic altered, sulfide depleted sub-porphyry cores contrasting with low resistivity in adjacent and capping sulfide-rich shells; (4) Proximity to the Sulphurets Thrust Fault which tracks the Triassic-Jurassic regional unconformity in the KSM district; and (5) High induced chargeability effects in variable geometries related to high pyrite content in surrounding hornfels and skarns with overprinted phyllic shells.

Deep penetrating geophysical techniques were employed in 2019 to improve resolution on targets and generate discrete zones for testing in the future.  New Z-Tipper Axis Electromagnetic (ZTEM) surveys and 3D IP surveys were completed. Data was integrated into a digital 3D earth model by Mira Geoscience. These results are now being integrated with historical MT surveys, airborne high-resolution magnetic survey, bore hole geophysical surveys and geological mapping.  Geophysical profiles indicate that these targets can be tested from surface but would likely be evaluated as bulk underground opportunities.

Seabridge Chairman and CEO Rudi Fronk explained: "These are not targets we intend to drill any time soon. We had three objectives: first, use our extensive array of knowledge accumulated over the past decade to demonstrate that we have not exhausted the exploration potential for KSM; second, assess the exploration potential of areas currently proposed Project infrastructure; and third, better define the characterization of waste materials. We believe these new targets could contribute to the multi-generational life of the KSM Mining District while the data we generated also provides insights to help optimize site development.  We think this data will be valuable to a joint venture partner."

Also, in the 2019 program, we completed exploration drilling totaling 6,121 meters in 26 drill holes. Drilling was within the 2016 proposed Sulphurets Pit limits, at the margins of the Sulphurets deposit with 24 of the 26 holes intersecting plus 1.0 g/t gold material (see drill map 2). These holes evaluated several intermediate sulfidation epithermal occurrences that are not captured in the existing deposit resource model.  Focusing on the 500 meters of strike between holes S-18-81 (2 meters grading 1,580g/t gold and 209g/t silver from 69.0m to 71.0m) and S-18-82 (12.2 meters of 5.83g/t gold and 7.2g/t silver from 21.0m to 33.2m) holes were off-set at about 50 meter intervals. Intersections are being evaluated for inclusion in the resource model. Selected intervals from these holes are provided below:

Select Intersections from 2019 Sulphurets Drilling

Drill Hole	Total Depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)
S-19-87	168.0	127.0	128.5	1.5	6.01	5.0
S-19-89	268.4	113.5	115.0	1.5	3.03	102.0
		138.0	139.8	1.8	5.17	5.8
S-19-90	186.0	6.0	9.0	3.0	2.78	1.0
		70.7	71.9	1.2	2.83	5.3
		175.1	175.8	0.7	4.49	36.4
S-19-93	240.0	33.0	34.5	1.5	7.34	10.3
S-19-94	180.0	53.5	55.0	1.5	9.42	7.1
S-19-95	258.3	212.5	216.2	3.7	2.65	0.7
S-19-97	300.0	156.7	158.0	1.3	10.25	12.2
S-19-98	357.0	26.0	27.5	1.5	3.24	10.4
S-19-103	300.0	18.8	21.3	2.5	6.48	2.3
		66.8	68.4	1.6	7.27	8.1
		241.3	241.8	0.5	2.51	4.5
S-19-107	213.0	27.5	28.8	1.3	3.97	3.0
S-19-108	249.0	65.8	66.2	0.4	4.22	108.0
		69.7	70.3	0.6	3.47	70.0
S-19-110	252.0	112.4	114.0	1.6	9.36	2.8

The selected intersections listed in the table above were orientated perpendicular to the strike of the identified structural zone.  It is believed that these intervals represent true widths of the mineralized intervals, however local variations in strike or dip may be present and additional work is required to confirm all intervals are true widths.

The Sulphurets resource was last updated in 2012. Since then, 10 holes completed prior to 2019 extended the deposit to the north, west and at depth. This data and the results from the 26 holes drilled this year will be incorporated into the resource model for inclusion in an updated project Technical Report scheduled in early 2020.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential for undiscovered porphyry deposits west of the exposed deposits and below the STF system; (ii) the Company's belief that these new targets could contribute to the multi-generational life of the KSM Mining District; (iii) the Company's belief that these intervals represent true widths of the mineralized intervals; and (iv) the timing of completion of the updated project Technical Report.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the risk that the interpretations of the geologic formations at and the data from the KSM Project area do not conform to the geologic models that are the foundations for such forward-looking statements and other risks outlined in statements made by the Company from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward-looking statements in the mineral reserves and mineral resources reported by the Company, as well as assumptions and risks relating to them appears on its website. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

Rudi Fronk

Chairman and CEO

For further information, please contact:

Rudi Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

6,270,000 mN
420,000 mE
425,000 mE
6,265,000 mN
6,260,000 mN
IRON CAP
MITCHELL
SULPHURETS
KERR
Triassic Strata
Thrust over and buries
Jurassic Strata hosting
Mineralizing Intrusions
Thrust Fault
Jurassic Strata
EOY 2018
Resources
NSR $
> 75
50 - 75
25 - 50
16 - 25
Claim and Lease Boundary
2.5 km
SEABRIDGE GOLD
KSM PROJECT
Exploration Target
Areas Under Cover

Map 1

2019 Drill Holes
2016 PFS pit limits
421,000 mE
422,000 mE
423,000 mE
6,263,000 mN
6,262,000 mN
S-18-082
S-18-081
S-19-108
S-19-111
S-19-104
S-19-086
S-19-093
S-19-089
S-19-101
S-19-095
S-19-099
S-19-097
S-19-091
S-19-106
S-19-110
S-19-098
S-19-109
S-19-103
S-19-107
S-19-094
S-19-090
S-19-096
S-19-092
S-19-087
S-19-088
S-19-100
S-19-105
S-19-102
SULPHURETS ZONE
STF
Upper plate
Lower plate
Sulphurets
2016 Model
1200m Level
NSR $
>75
50 - 75
25 - 50
16 - 25
1000m
SEABRIDGE GOLD
KSM PROJECT
2019 Sulphurets
Zone DDH Plan

Map 2